UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 14)

UTi Worldwide Inc.
(Name of Issuer)
Ordinary Shares, no par value per share
(Title of Class of Securities)

G87210103
(CUSIP Number)

Rory C. Kerr Maitland Advisory, Dublin 16 Windsor Place Dublin 2, Ireland 011-353-1-663-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: PTR Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 4,948,955[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,948,955[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): Approximately 4.9% based on 99,634,416 Ordinary Shares outstanding as of June 6, 2008.
14.	Type of Reporting Person CO

_______________________________________
1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006, the disclosure contained in Item 6 and Appendix A of Reporting Person’s Amendment No. 10 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 21, 2007, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 11 to the Original Schedule 13D filed with the Securities and Exchange Commission on June 25, 2008 and the disclosure contained in Item 6 herein.

CUSIP No. G87210103	Page 3 of 9 Pages

2 The shares reported as beneficially owned by PTR Holdings Inc. are the same shares reported as beneficially owned by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 71.8% of Union-Transport Holdings Inc.  PTR Holdings Inc. does not exercise any control over any decisions of Union-Transport Holdings Inc., except in its capacity as a shareholder of Union-Transport Holdings Inc. and except in relation to the voting of 71.8% of the ordinary shares of UTi Worldwide Inc. held by Union-Transport Holdings Inc. pursuant to the voting agreements referred to in note 1 above.

CUSIP No. G87210103	Page 4 of 9 Pages

1.	Names of Reporting Persons: Union-Transport Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions):
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,395,605[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 4,948,955
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,948,955
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): Approximately 4.9% based on 99,634,416 Ordinary Shares outstanding as of June 6, 2008.
14.	Type of Reporting Person CO

_______________________________________
1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006, the disclosure contained in Item 6 and Appendix A of Reporting Person’s Amendment No. 10 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 21, 2007, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 11 to the Original Schedule 13D filed with the Securities and Exchange Commission on June 25, 2008 and the disclosure contained in Item 6 herein.

CUSIP No. G87210103	Page 5 of 9 Pages

SCHEDULE 13D

    This Amendment No. 14 (this “Amendment No. 14”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (each of PTR and UTH, a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005, that certain Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2005, that certain Amendment No. 5 to Schedule 13D filed with the SEC on January 26, 2006, that certain Amendment No. 6 to Schedule 13D filed with the SEC on September 29, 2006, that certain Amendment No. 7 to Schedule 13D filed with the SEC on October 5, 2006, that certain Amendment No. 8 to Schedule 13D filed with the SEC on January 3, 2007, that certain Amendment No. 9 to Schedule 13D filed with the SEC on January 5, 2007, that certain Amendment No. 10 to Schedule 13D filed with the SEC on December 21, 2007, that certain Amendment No. 11 to Schedule 13D filed with the SEC on June 25, 2008, that certain Amendment No. 12 to Schedule 13D filed with the SEC on July 21, 2008 and that certain Amendment No. 13 to Schedule 13D filed with the SEC on August 28, 2008.  This Amendment No. 14 is being filed as a result of the information disclosed in Items 4, 5 and 6 below.

ITEM 2.	IDENTITY AND BACKGROUND
This Amendment No. 14 is being filed by the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION
                As previously disclosed, on June 24, 2008, PTR and UTH each entered into a written plan (each a “Sales Plan” and together, the “Sales Plans”) pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, under which the Reporting Persons instructed Credit Suisse Securities (USA) LLC, as their agent, to sell their entire ownership interest in the Issuer from June 24, 2008 through December 31, 2008, subject to the terms, conditions and restrictions set forth in the Sales Plans (copies of which Sales Plans were attached to Amendment No. 11 to the Original Schedule 13D as Exhibits 99.1 and 99.2).  Among other terms, the Sales Plans provide that each month, Mr. MacFarlane will purchase from PTR and UTH a number of shares corresponding to the number of shares sold by each of PTR and UTH, if any, such that his indirect ownership interest in the Issuer is transferred to a direct ownership interest.  The price of these shares will correspond to the price received by PTR and UTH in the sales pursuant to the Sales Plans.

Pursuant to the Sales Plans, PTR and UTH made the sales of shares disclosed in Item 5(c) below.  On September 2, 2008, PTR completed its sales under its Sales Plan such that it no longer owns any securities of the Issuer directly.  PTR’s Sales Plan terminated according to its terms.  UTH is expected to continue sales in accordance with its Sales Plan until the earlier of (a) the date that the remaining shares to be sold under the Sales Plan are sold and (b) December 31, 2008.  UTH will not have any interest in the securities of the Issuer following completion of sales under its Sales Plan.

CUSIP No. G87210103	Page 6 of 9 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based on 99,634,416 Ordinary Shares outstanding as of June 6, 2008 (the “Outstanding Ordinary Shares”). PTR may be deemed to be the beneficial owner of 4,948,955 Ordinary Shares, which shares represent approximately 4.9% of the Outstanding Ordinary Shares and are the same shares reported as beneficially owned by Union-Transport Holdings Inc.  PTR is the owner of approximately 71.8% of the outstanding voting securities of UTH.  As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership).

(b) PTR does not exercise any investment or dispositive power with respect to the 4,948,955 Ordinary Shares registered in the name of PTR.  UTH has retained investment and dispositive power over the 4,948,955 Ordinary Shares registered in the name of UTH.

(c) Since the last reported transaction disclosed in Amendment No. 13 to the Original Schedule 13D filed on August 28, 2008, PTR has sold 209,553 shares of the Issuer in a private sale to Mr. MacFarlane pursuant to its Sales Plan.  Such sale is set forth in Schedule I to this Amendment No. 14.   In addition, pursuant to its Sales Plan, UTH has sold 310,000 shares of the Issuer in open market transactions and 60,720 shares of the Issuer in a private transaction to Mr. MacFarlane.  Such sales are set forth in Schedule II to this Amendment No. 14.

(e)  On September 2, 2008, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Outstanding Ordinary Shares.

See also Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY
As previously disclosed, UTH entered into voting agreements (which do not confer investment or dispositive power) with its shareholders whereby UTH agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in UTH. PTR is now the owner of 71.8% of the outstanding securities of UTH and, as previously disclosed, PTR agreed to vote the Ordinary Shares held directly by PTR and the Ordinary Shares held directly by UTH which PTR may vote by virtue of the agreements mentioned in the previous sentence, as directed by the shareholders of PTR in proportion to their various interests in PTR. These arrangements do not affect investment or dispositive power over the shares.  The voting agreements remain in full force and effect, and they did not terminate as a result of PTR no longer owning any securities of the Issuer directly.

    See also Item 4 above.

CUSIP No. G87210103	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: September 3, 2008

PTR HOLDINGS INC.

	By:	/s/ Ian Whitecourt
	Name:	Ian Whitecourt
	Title:	Director

PTR HOLDINGS INC.

	By:	/s/ Rory Kerr
	Name:	Rory Kerr
	Title:	Director

UNION-TRANSPORT HOLDINGS INC.

By:	/s/ Ian Whitecourt
Name:	Ian Whitecourt
Title:	Director

UNION-TRANSPORT HOLDINGS INC.

By:	/s/ Rory Kerr
Name:	Rory Kerr
Title:	Director

CUSIP No. G87210103	Page 8 of 9 Pages

SCHEDULE I

Date of Sale	Number of Shares	Price Per Share
2-Sept-08	209,553	$17.8338

CUSIP No. G87210103	Page 9 of 9 Pages

SCHEDULE II

Date of Sale	Number of Shares	Price Per Share
27-Aug-08	80,000	$18.8428
28-Aug-08	100,000	$19.9690
29-Aug-08	30,000	$20.0238
02-Sept-08	60,720	$18.9628
02-Sept-08	70,000	$20.4888
03-Sept-08	30,000	$20.1100